082-00913

J Sainsbury plc



J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

19 August 2010

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange today.

Yours faithfully,

Philip Davies
Assistant Company Secretary

dw 9/7

19 August 2010

RECEIVED
2010 SEP -7 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 19 August 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 19 August 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 356.70 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	32	8	1,442,697
Darren Shapland	32	8	916,763
Person Discharging Managerial Responsibility			
Helen Buck	32	8	165,772
Gwyn Burr	32	8	193,408
Tim Fallowfield	32	8	345,249
Neil Sachdev	33	8	72,864

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.